As filed with the Securities and Exchange Commission on April 20, 2020

Securities Act Registration No. 333-236154
Investment Company Registration No. 811-22369

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________

FORM N-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933  ☒

_____________________

Pre-Effective Amendment No.  ☐
Post-Effective Amendment No. 1 ☒
and/or
REGISTRATION STATEMENT UNDER
THE INVESTMENT COMPANY ACT OF 1940  ☒
Amendment No. 6  ☒

_____________________

Western Asset Mortgage Opportunity Fund Inc.
(Exact Name of Registrant as Specified in Charter)

_____________________

620 Eighth Avenue, 49th Floor
New York, New York 10018
(Address of Principal Executive Offices)

(888) 777-0102
(Registrant’s Telephone Number, Including Area Code)

_____________________

Jane Trust
Legg Mason & Co., LLC
620 Eighth Avenue, 49th Floor
New York, New York 10018
(Name and Address of Agent for Service)

_____________________

Copies to:

David W. Blass, Esq. Ryan P. Brizek, Esq. Simpson Thacher & Bartlett LLP 900 G Street NW Washington, DC 20001	Robert I. Frenkel, Esq. Legg Mason & Co., LLC 100 First Stamford Place Stamford, CT 06902

_____________________

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box.  ☒

It is proposed that this filing will become effective (check appropriate box)

☒ This post-effective amendment will become effective immediately pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-236154 and 811-22369) of Western Asset Mortgage Opportunity Fund Inc. (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement.  Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C

OTHER INFORMATION

Item 25. Financial Statements and Exhibits

(1)	Financial Statements
Part A	Financial Highlights
Part B	The following financial statements of the Registrant are incorporated by reference in Part B of the Registration Statement:
Schedule of Investments at December 31, 2019
Statement of Assets and Liabilities as of December 31, 2019
Statement of Operations for the Year Ended December 31, 2019
Statement of Changes in Net Assets for the Year Ended December 31, 2019
Notes to Financial Statements for the Year Ended December 31, 2019
Report of Independent Registered Public Accounting Firm for the Year Ended December 31, 2019
(2)	Exhibits
(a)(1)	Articles of Incorporation, dated December 11, 2009(1)
(a)(2)	Articles of Amendment, dated December 31, 2019(6)
(b)(1) (b)(2)	Amended and Restated Bylaws(4) Second Amended and Restated Bylaws(7)
(c)	Not Applicable
(d)	Articles V and VIII of Registrant’s Articles of Incorporation are incorporated herein by reference.
(e)	Dividend Reinvestment Plan(2)
(f)	Not Applicable
(g)(1)	Management Agreement between the Registrant and Legg Mason Partners Fund Advisor, LLC (6)
(g)(2)	Subadvisory Agreement between Legg Mason Partners Fund Advisor, LLC and Western Asset Management Company, LLC(6)
(g)(3)	Subadvisory Agreement between Western Asset Management Company, LLC and Western Asset Management Company Limited(6)
(h)	Sales Agreement(8)
(i)	Not Applicable
(j)(1)	Custodian Services Agreement with The Bank of New York Mellon, dated January 1, 2018(6)
(j)(2)	Amendment No. 1 to the Custodian Services Agreement, dated January 2, 2019, with The Bank of New York Mellon, dated January 1, 2018(6)
(j)(3)	Amendment No. 2 to the Custodian Services Agreement, dated March 18, 2019, with The Bank of New York Mellon, dated January 1, 2018(6)
(k)(1)	Transfer Agency and Services Agreement with Computershare Inc., dated March 14, 2016(6)
(k)(2)	Credit Agreement with Societe Generale(6)
(l)	Opinion and Consent of Venable LLP(8)
(m)	Not Applicable
(n)	Consent of Independent Registered Public Accounting Firm(6)
(o)	Not Applicable
(p)	Form of Subscription Agreement(2)
(q)	Not Applicable
(r)(1)	Code of Ethics of the Fund and LMPFA(3)
(r)(2)	Code of Ethics of Western Asset(6)
(s)(1)	Power of Attorney(5)
(1)	Filed on December 14, 2009 with the Registrant’s Registration Statement on Form N-2 (File Nos. 333-163711 and 811-22369) and incorporated by reference herein.
(2)	Filed on January 28, 2010 with Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-163711 and 811-22369) and incorporated by reference herein.
(3)	Filed on March 4, 2019 with Registrant’s Form N-CSR (File No. 811-22369) and incorporated by reference herein.
(4)	Filed on November 5, 2019 with the Registrant’s Form 8-K (File No. 811-22369) and incorporated by reference herein.
(5)	Filed on January 29, 2020 with the Registrant’s Registration Statement on Form N-2 (File No. 811-22369) and incorporated by reference herein.
(6)	Filed on March 31, 2020 with the Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-236154 and 811-22369) and incorporated by reference herein.
(7) (8)	Filed on April 2, 2020 with the Registrant's Form 8-k (File No. 811-22369) and incorporated by reference herein. Filed herewith.

Item 26. Marketing Arrangements

Reference is made to the sales agreement for the Registrant’s common stock incorporated by reference herein or the form of underwriting agreement to be filed as an exhibit in a post-effective amendment to the Registrant’s Registration Statement and the section entitled “Plan of Distribution” contained in Registrant’s Prospectus incorporated by reference herein.

Item 27. Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this Registration Statement:

SEC registration fees	$6,490
Listing fees	10,495
Financial Industry Regulatory Authority fees	8,000
Printing and engraving expenses	14,500
Accounting fees and expenses	8,000
Legal fees and expenses	275,000
Total	$322,485

Item 28.Persons Controlled by or Under Common Control with Registrant

None.

Item 29.Number of Holders of Securities

At February 28, 2020:

Title of Class	Number of Record Holders
Common Stock, par value $0.001 per share	8,832

Item 30.Indemnification

Sections (1) to (3) of Article VII of the Registrant’s Articles of Incorporation, incorporated by reference as Exhibit (a) to this Registration Statement, provide that:

To the maximum extent permitted by Maryland statutory or decisional law, as amended or interpreted, no current or former director or officer of the Registrant shall have any liability to the Registrant or its stockholders for money damages. This limitation on liability applies to events occurring at the time a person serves as a director or officer of the Registrant whether or not such person is a director or officer at the time of any proceeding in which liability is asserted.

The Registrant shall indemnify and advance expenses to its currently acting and its former directors to the fullest extent that indemnification of directors is permitted by Maryland statutory or decisional law. The Registrant shall indemnify and advance expenses to its officers to the same extent as its directors and may do so to such further extent as is consistent with law. The Board of Directors may by By-Law, resolution or agreement make further provision for indemnification of directors, officers, employees and agents to the fullest extent permitted by the Maryland statutory or decisional law. The foregoing rights of indemnification shall not be exclusive of any other rights to which those seeking indemnification may be entitled. The Board of Directors may take such action as is necessary to carry out these indemnification provisions and is expressly empowered to adopt, approve and amend from time to time such By-Laws, resolutions or contracts implementing such provisions or such further indemnification arrangements as may be permitted by law. This indemnification applies to events occurring at the time a person serves as a director or officer of the Registrant whether or not such person is a director or officer at the time of any proceeding in which liability is asserted.

No provision of the Registrant’s Articles of Incorporation shall be effective to protect or purport to protect any director or officer of the Registrant against any liability to the Registrant or its security holders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Adviser

The descriptions of LMPFA, Western Asset and Western Asset Limited under the caption “Management of the Fund” in the Prospectus and Statement of Additional Information of this registration statement are incorporated by reference herein. Information as to the directors and officers of LMPFA, Western Asset and Western Asset Limited, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by the directors and officers of LMPFA, Western Asset and Western Asset Limited in the last two years, is included in their respective applications for registration as an investment adviser on Form ADV (File Nos. 801-66785, 801-08162 and 801-21068, respectively) filed under the Investment Advisers Act of 1940, as amended, and is incorporated herein by reference.

Item 32. Location of Accounts and Records

The accounts and records of the Registrant are maintained at the office of the Registrant at 620 Eighth Avenue, New York, New York 10018.

Item 33. Management Services

Not applicable.

Item 34. Undertakings

(1) Registrant undertakes to suspend the offering of shares until the prospectus is amended, if subsequent to the effective date of this registration statement, its net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement or its net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

(2) Not applicable.

(3) If the securities being registered are to be offered to existing shareholders pursuant to warrants or rights, and any securities not taken by shareholders are to be reoffered to the public, the Registrant undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by underwriters during the subscription period, the amount of unsubscribed securities to be purchased by underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters of the securities being registered is to be made on terms differing from those set forth on the cover page of the prospectus, the Registrant further undertakes to file a post-effective amendment to set forth the terms of such offering.

(4) Registrant undertakes:

(a) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(1) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d) that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C: each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of this registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in this registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in this registration statement or prospectus that is part of this registration statement or made in a document incorporated or deemed incorporated by reference into this registration statement or prospectus that is part of this registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in this registration statement or prospectus that was part of this registration statement or made in any such document immediately prior to such date of first use.

(e) that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act;

(2) the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(5) Registrant undertakes that, for the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of the Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 497(h) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective.

Registrant undertakes that, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus will be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(6) Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (the “1933 Act”) and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on the 20th day of April, 2020.

Western Asset Mortgage Opportunity Fund Inc.

By:	/s/ Jane Trust
Chairman, Chief Executive Officer and President

Pursuant to the requirements of the 1933 Act, this Amendment to the Registration Statement has been signed by the following person in the capacity and on the date indicated.

Signature	Title	Date

/s/ Jane Trust Jane Trust	Chairman, Chief Executive Officer, President and Director (Principal Executive Officer)	April 20, 2020

/s/ Christopher Berarducci Christopher Berarducci	Principal Financial Officer (Principal Financial and Accounting Officer)	April 20, 2020
April 20, 2020
/s/ Robert D. Agdern* Robert D. Agdern	Director	April 20, 2020
April 20, 2020
/s/ Carol L. Colman* Carol L. Colman	Director	April 20, 2020
April 20, 2020
/s/ Daniel P. Cronin* Daniel P. Cronin	Director	April 20, 2020
/s/ Paolo M. Cucchi* Paolo M. Cucchi	Director	April 20, 2020
April 20, 2020
/s/ William R. Hutchinson* William R. Hutchinson	Director	April 20, 2020
April 20, 2020
/s/ Eileen A. Kamerick* Eileen A. Kamerick	Director	April 20, 2020
April 20, 2020
/s/ Nisha Kumar* Nisha Kumar	Director	April 20, 2020

*By:/s/ Jane Trust

Jane Trust

As Agent or Attorney-in-fact

April 20, 2020

The original power of attorney authorizing Jane Trust to execute this Registration Statement, and any amendments thereto, for the directors of the Registrant on whose behalf this Amendment to the Registration Statement are filed with this Registration Statement.

Schedule of Exhibits to Form N-2

Exhibit No.	Exhibit
(h)	Sales Agreement
(l)	Opinion and Consent of Venable LLP